Exhibit 21


                                                           FOR IMMEDIATE RELEASE
                                                                February 6, 1995


                       HEALTHSOUTH TO PURCHASE NOVACARE'S
                        REHABILITATION HOSPITAL DIVISION

BIRMINGHAM, Ala ... HEALTHSOUTH Corporation (NYSE:HRC) and NovaCare, Inc. (NYSE:NOV) announced today that they have signed a definitive agreement under which HEALTHSOUTH will purchase the operations of NovaCare's entire rehabilitation hospital division, which consists of 11 rehabilitation hospitals in seven states, 12 other rehabilitation facilities and two Certificates of Need. HEALTHSOUTH is the nation's largest provider of rehabilitative healthcare services with more than 400 locations in 33 states, the District of Columbia and Ontario, Canada. Upon completion of this acquisition, HEALTHSOUTH will have nearly 450 locations, of which 67 will be free-standing rehabilitation hospitals representing 4,996 rehabilitation beds.

"The addition of these eleven hospitals," said Richard M. Scrushy, HEALTHSOUTH's Chairman of the Board, President and Chief Executive Officer, "enhances HEALTHSOUTH's national network of rehabilitative healthcare facilities. This complements our existing hospitals by adding inpatient operations in four additional states. We believe that we will be able to positively impact these hospitals' census and mix through our national contracts, as we are doing with the hospitals we previously acquired from NME and ReLife. In addition, we expect this transaction to be accretive to 1995 earnings per share."

This transaction will be considered a cash purchase and involves payment of $215 million in cash and $20 million in assumed liabilities for a total consideration of $235 million. This acquisition is to be funded by an increase in HEALTHSOUTH's existing bank credit facilities. The transaction is subject to certain regulatory and governmental reviews, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to be completed early in the second quarter of 1995.

                                     #####

        For more information call either Richard M. Scrushy, Chairman of the Board, President & CEO, Aaron Beam, Jr., Executive Vice President & CFO or Michael D. Martin, Senior Vice President
                          & Treasurer at 205 967-7116